February 11, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mail Stop 3030
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Angela Crane, Branch Chief Jay Webb Ruairi Regan Jay Mumford

Re:	Lam Research Corporation
Form 10-K for Fiscal Year Ended June 29, 2008
Filed August 28, 2008
File 0-12933
Ladies and Gentlemen:
          We are submitting this letter on behalf of Lam Research Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received on January 13, 2009 by letter dated December 30, 2008 (the “Staff Letter”) relating to the Company’s Form 10-K for Fiscal Year Ended June 29, 2008 (File No. 0-12933) (the “10-K”).
          In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Operations, page 28
Revenues, page 29
1.	We see disclosures herein that “The anticipated future revenue value of orders shipped from backlog to Japanese customers that are not recorded as deferred revenue was approximately $52 million as of June 29, 2008; these shipments are classified as inventory at cost until title transfers.” Please tell us why you have included this disclosure in your filing. Consider revising future filings to clearly communicate to investors the meaningfulness of disclosures related to Japanese customers, deferred revenue and backlog.
The indicated disclosure was included to provide more transparency with respect to the correlation between the Company’s shipment activity and its balance of deferred revenue. Generally, title to products shipped by the Company passes to the customer at the time of shipment, and upon shipment, the expected revenue from shipped products is classified on the balance sheet as deferred revenue. However, title to products shipped to Japanese customers, unlike other customers of the Company, passes only when the customer accepts the products. As a result, products shipped to Japanese customers are classified as inventory at cost, rather than as deferred revenue, until customer acceptance. As a result, this disclosure provides investors with a quantification of the anticipated future revenue value of shipments that are not included in deferred revenue because title has not yet transferred. The Company believes this disclosure provides the reader with complete information regarding the Company’s anticipated future revenues.
In response to the Staff’s comment, the Company will revise future filings to more clearly indicate the meaningfulness of the indicated disclosure. To illustrate how this disclosure will appear in future filings, the Company has below modified the disclosure made in its annual report on Form 10-K for the period ended June 29, 2008.
“Our deferred revenue balance decreased to $193.6 million as of June 29, 2008 compared to $295.5 million as of June 24, 2007, consistent with the decline in customer spending levels during fiscal year 2008. Our deferred revenue balance does not include shipments to Japanese customers, to whom title does not transfer until customer acceptance. Shipments to Japanese customers are classified as inventory at cost until the time of acceptance. The anticipated future revenue from shipments to Japanese customers was approximately $52 million as of June 29, 2008.”

Item 11. Executive Compensation, page 44
2.	We note from your discussion under “Annual Incentive Awards” on page 19 of your proxy that you have not disclosed the specific “corporate performance factor” and “individual performance factors” metrics to be achieved in order for your named executive officers to earn their respective awards. Also, we also note from your discussion about your “Multi-Year Cash-Based Incentive Program” on page 21 that you have not disclosed the specific “performance factors” to be achieved in order for your named executive officer to earn awards under this program. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In the discussion related to the determination of bonuses please describe any guidelines used and identify the outside consultant. Also clarify whether the outside consultant has any other relationships with the company and whether the guidelines were commissioned by the Company.
In future filings, the Company will disclose the specific performance factors used to determine awards under the annual and long-term incentive programs for the Company’s named executive officers, in each case to the extent such factors are material to understanding the Company’s compensation policies and decisions and applicable to the particular named executive officer, and to the extent that such disclosure would not result in competitive harm to the Company. With respect to each such factor, the Company will provide a description of the factor or factors, an indication of the relative weighting assigned to the factor, and, for completed periods, the degree to which the factor was achieved in a given year.
To the extent the Company determines that disclosure of such information would result in competitive harm in accordance with the standard described in Instruction 4 to Item 402(b) of Regulation S-K (as interpreted in Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations), the Company will provide appropriate limited disclosure. This limited disclosure will indicate the anticipated difficulty of achieving the target level with respect to the factor.
As one example, the Company has used product penetration as a factor in some prior periods. The Company believes that disclosure of specific information about product penetration, even on a historical basis, would allow competitors to gain insight into the Company’s marketing strategies, objectives, and prospects. Disclosure of specific non-public information about product penetration may, over multiple years, signal to competitors information regarding the timing and scope of product launches, markets which the Company has internally identified as expanding or contracting, or the Company’s anticipated future product mix or marketing efforts. Using these insights, competitors could devise counter-strategies that would be harmful to the Company. Furthermore, such disclosure could allow customers to seek concessions where they believe that a transaction could have a significant effect on executive compensation. Accordingly, if the Company uses product penetration as a performance factor, it would identify that factor generically, and indicate the anticipated difficulty of achieving the minimum required level with respect to the factor.
In future filings, the Company will expand its disclosure regarding the role of any consultants engaged by the Company to assist with developing performance factors and any related guidelines, whether such work was commissioned by the Company from the consultants, and whether the consultants have other relationships with the Company.
Financial Statements, page 46
Note 9: Other Income (Expense), Net, page 60
3.	We see disclosures herein that other income included foreign exchange gains during the year ended June 29, 2008 of $42.7 million relating primarily to the settlement of a hedge of Swiss francs associated with the acquisition of SEZ. Please specifically tell us the authoritative accounting literature you relied on to determine how you should account for and present this transaction in your financial statements.
The authoritative accounting literature relied on by the Company in preparing the indicated disclosure was Financial Accounting Standards Board Statement Number 133, “Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”).” Costs of financial instruments used to hedge consideration to be issued in a business combination or the net assets to be acquired in a business combination are not direct costs of the acquisition and the cost of the acquired enterprise should not be impacted by gains and losses from derivative or non-derivative financial instruments. Further, as discussed in Statement 133, paragraph 21(c)(5), a financial contract intended to hedge a firm commitment entered into for a business combination or a forecasted transaction involving a business combination is not eligible for hedge accounting. In general, such contracts should be accounted for at fair value with changes to the fair value recognized in an entity’s results of operations. In accordance with SFAS No. 133, the Company recorded the foreign exchange gains associated with the financial instruments used to hedge consideration issued in the acquisition of SEZ in its results of operations.
Note 18: Segment, Geographic Information and Major Customers, page 75

4.	Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.” Please address our concern in your future filings.
The indicated disclosure will be revised in future filings to reflect the Staff’s comments.
Closing Comments
As requested in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the foregoing is responsive to your comments. Please direct your questions or comments to me via facsimile at (415) 875-5700, or by phone to Timothy G. Hoxie of this office at (415) 875-5810 or me at (415) 875-5853. Thank you for your assistance.
Very truly yours,
/s/ David B. Sikes
David B. Sikes
Jones Day

cc:	Stephen G. Newberry, President and Chief Executive Officer, Lam Research Corporation Sarah O’Dowd, Group Vice President and Chief Legal Officer, Lam Research Corporation